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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66756

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TUOHY BROTHERS INVESTMENT RESEARCH, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

575 MADISON AVENUE, 10th FLOOR

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILINA STAMOVA   212-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP

(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __JUDSON TUOHY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOUHY BROTHERS IVESTMENT RESEARCH, INC _____, as of __December 31_____, 20_19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2019

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2019



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's of
Tuohy Brothers Investment Research, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tuohy Brothers Investment Research, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tuohy Brothers Investment Research, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tuohy Brothers Investment Research, Inc.'s management. Our responsibility is to express an opinion on Tuohy Brothers Investment Research, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tuohy Brothers Investment Research, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Tuohy Brothers Investment Research, Inc.'s auditor since 2019.

Melville, New York
February 19, 2020

Nawrocki Smith LLP

-1-

TUOHY BROTHERS INVESTMENT RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash	$	144,518
Due from clearing broker		134,577
Firm investments		421,634
Advance to shareholder		11,902
Commissions receivable		65,698
Security deposit		14,425
Prepaid expenses and other assets		5,865
Total assets	$	798,619

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	31,306
Total liabilities		31,306

Stockholder's equity

Capital stock	150,000
Additional paid-in capital	565,100
Retained earnings	52,213
Total stockholder's equity	767,313
Total liabilities and stockholder's equity $	798,619

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

Note 1 - Organization and Nature of Business

Tuohy Brothers Investment Research, Inc. (the "Company"), formerly Links Edge, Inc., was organized under the laws of the State of New York in October, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 which requires the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The Company is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes
The Company has elected to report taxable income as an "S" Corporation per the Internal Revenue Code and New York State tax law. Therefore, no provisions for federal or New York State taxes are made by the Company. The Company is a taxable entity in the City of New York. Members of an "S" Corporation are individually taxed on their pro-rata share of the Company's earnings.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Lease Accounting
In February 2016, the FASB issued ASU No. 2016-02, (Topic 842). The new guidance affects any entity that enters into a lease, with some specified scope exemptions. The ASU increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance was effective for annual periods beginning after December 15, 2018. Management has evaluated the ASU and concluded that the adoption of this guidance on January 1, 2019 had no impact on the financial statement.

Use of Estimates
The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2020 and February 19, 2020 which is the date the financial statement was available to be issued for possible disclosure and recognition in the financial statement.

Note 3 - Concentrations of Credit Risk

Uninsured Cash Balances
Cash balances maintained with a bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company on occasion exceeds the insured balance amount during the year.

Commissions Receivable Credit Risk
Commissions receivable were substantially all collected subsequent to the date of the Statement of Financial Condition.

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

Note 4 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2019, the Company had net capital of $629,876,which exceeded its requirement of $100,000 by $529,876. Aggregate indebtedness was $31,306. The Company's net capital percentage was 5% of aggregate indebtedness to net capital.

Note 5 – Revenue Recognition

Revenue from contracts with customers includes commission income and underwriting revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income
The Company's customers buy and sell securities using the Company's platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No deferred revenue would be applicable as of the end of the fiscal year.

Underwriting Income
The Company engages in underwriting activities for various business entities. The Company earns a gross spread on the transactions and recognizes these fees upon the successful closing of an underwriting transaction. Underwriting fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for underwriting transactions, as there are no significant actions which the Company needs to take subsequent to this date.

Disaggregation of Revenue
All of the Company's 2019 revenues are disaggregated in the Statement of Income.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balances related to commission revenue and underwriting fees were $65,698 and $0, respectively, as of December 31, 2019. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2019, contract asset balances for both commission revenue and underwriting fees were $0. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2019, there were no contract liabilities.

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

Note 6 - Commitments

The Company leases office space on a month-to-month basis. Terms of the lease stipulate that either the Company or its landlord must provide either party with two calendar months written notice of intention to terminate. Total rent expense for the year ended December 31, 2019 was $65,881.

Note 7 - Financial Instruments with Off-balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for institutional and individual investors. The Company's transactions are collateralized and executed with, and on behalf of banks, broker/dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk regarding non-performance of customers fulfilling contractual obligations pursuant to securities transactions may require the Company to liquidate collateral to satisfy the obligation.

The agreement between the Company and its clearing broker obligates the Company to assume any exposure for customer nonperformance. The Company addresses these risks by requiring customers to maintain margin collateral in order to comply with regulatory requirements and clearing broker internal guidelines. The Company monitors customer activity from information it receives from its clearing broker daily, requiring customers to deposit additional collateral, or reduce positions accordingly.

Note 8 - Employee Benefit Plan

The Company has established a Defined Contribution Plan for its employees under Section 401(k) of the Internal Revenue Code. The Plan allows an employee of the Company to defer a portion of his or her salary. The Company not required to make any nor has it made contributions on behalf of the employees.

Note 9 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statement. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2019:

NOTES TO FINANCIAL STATEMENT
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

Note 9 - Fair Value (Continued)

Description	Level 1	Level 2	Level 3
Mutual Funds	$ 421,634	$ -	$ -

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

There were no transfers between Level measurements during the period ended December 31, 2019. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2019.